EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	December 31,	December 31,	December 31,	December 31,	December 31,
(dollars in millions)	2013	2012	2011	2010	2009
Earnings before income taxes	$8,915	$8,622	$7,959	$7,383	$5,808
Fixed charges	839	732	594	570	642
Total earnings available for fixed charges	$9,754	$9,354	$8,553	$7,953	$6,450

Fixed Charges:
Interest expense	$708	$632	$505	$481	$551
Interest component of rental payments	131	100	89	89	91
Total fixed charges	$839	$732	$594	$570	$642
Ratio of earnings to fixed charges	11.6	12.8	14.4	14.0	10.0
The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.